Exhibit 12.1

Cellectis S.A.

Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

Year ended December 31, (€ in thousands)		2013	2014	2015	2016
Pre-tax income from continuing operations before adjustment for income or loss from equity investees (4)		(26,839)	1,850	(20,373)	(60,776)
Fixed charges		294	161	21	6
Amortization of capitalized interest		N/A	N/A	N/A	N/A
Distributed income of equity investees		N/A	N/A	N/A	N/A
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges		N/A	N/A	N/A	N/A
Interest capitalized		N/A	N/A	N/A	N/A
Preference security dividend requirements of consolidated subsidiaries		N/A	N/A	N/A	N/A
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges		N/A	N/A	N/A	N/A

Total Earnings		(26,545)	2,011	(20,352)	(60,770)

Interest expensed and capitalized		198	113	1	—
Amortized premiums, discounts and capitalized expenses related to indebtedness		N/A	N/A	N/A	N/A
Estimate of the interest within rental expense		96	48	20	6
Preference security dividend requirements of consolidated subsidiaries.		N/A	N/A	N/A	N/A

Total Fixed charges		294	161	21	6

Ratio of earnings to fixed charges (1)		*	12.48	*	*
Ratio of earnings to combined fixed charges and preferred share dividends (1) (3)		*	12.48	*	*

(1) Earnings were insufficient to cover fixed charges by:
	(€ in thousands)	26,839	—	20,373	60,776
	($ in thousands) (2)	35,717	—	22,504	64,064
(2) Dollar amounts have been translated solely for the convenience of the reader at the following exchange rates:		1.3308	N/A	1.1046	1.0541
(3) The Company did not have any outstanding preferred shares over the indicated periods.
(4) Pre-tax incomes from continuing operations include the following Non-cash stock-based compensation expense		461	548	30,103	52,974